UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 16d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.
(Translation of registrant's name into English)

2300 - 1177 West Hastings Street, Vancouver, BC, V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Period Ended February 28, 2011

99.2	Management Discussion & Analysis for the Period Ended February 28, 2011

99.3	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO

99.4	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Tower Hill Mines Ltd.
(Registrant)

Date: April 18, 2011	By:	/s/ Jeffrey Pontius
Jeffrey Pontius
	Title:	CEO

In connection with the Company's listing on the American Stock Exchange, LLC, the Company prepared its U.S. GAAP Balance Sheet as at August 3, 2007.